Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/15/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

Securities and Exchange Commission
Trading and Markets

NOV 19 2018

RECEIVED

18010340

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

By: _Barbara J Comly_
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Date: November 15, 2018

Subscribed and sworn before me this 15th day of November, 2018.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

November 15, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: **MIAX PEARL, LLC ("PEARL")**
        Amendment 2018-15 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-15 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of November 9, 2018, including the information set forth in items 1-6 above.



MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600

Chicago   IL   60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017

PEARL Membership Activities:
MARKET MAKER

International Tele #:

AMS DERIVATIVES B.V.

Strawinskylaan 3095

Amsterdam, 1077ZX

Netherlands

Tele #:

Approval Date: 10/26/2018

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #: +31 20 708 7748

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 2/6/2017

PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

International Tele #:

BOFAML SECURITIES, INC.

One Bryant Park

222 Broadway

New York   NY   10038

Tele #: (646) 743-2734

Approval Date: 11/1/2018

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 2/6/2017

PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

International Tele #:

CITI ORDER ROUTING AND EXECUTION, LLC

11 Ewall Street, Ste. 103

Mt. Pleasant   SC   29464

Tele #: (843) 789-2080

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York   NY   10010

Tele #: (212) 325-2000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco   CA   94104

Tele #: (415) 293-3956

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago   IL   60606

Tele #: (847) 550-1730

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York   NY   10005

Tele #: (212) 250-2500

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661

Tele #: (312) 542-3231

Approval Date: 11/14/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago   IL   60605

Tele #: (312) 347-8864

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York   NY   10007

Tele #: (212) 293-1444

Approval Date: 4/5/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago   IL   60606

Tele #: (312) 244-3300

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER

International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019

Tele #: (212) 310-9500

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830

Tele #: (203) 618-5710

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179

Tele #: (201) 595-8471

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 4/2/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 4/2/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022

Tele #: (212) 284-2300

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago   IL   60603

Tele #: (312) 334-8000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036

Tele #: (646) 743-1295

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway	Approval Date: 2/6/2017
NY3-222-12-05	**PEARL Membership Activities:**
New York NY 10038	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
Tele #: (212) 449-1000	International Tele #:

MORGAN STANLEY & CO. LLC

	Approval Date: 2/6/2017
1585 Broadway	**PEARL Membership Activities:**
New York NY 10036	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE
Tele #: (212) 761-4000	International Tele #:

OPTIVER US LLC

	Approval Date: 2/6/2017
130 E. Randolph Street, Ste. 1300	**PEARL Membership Activities:**
Chicago IL 60601	MARKET MAKER/EEM: ORDER FLOW
Tele #: (312) 821-9500	International Tele #:

PERSHING LLC

	Approval Date: 2/6/2017
One Pershing Plaza - 10th Fl.	**PEARL Membership Activities:**
Jersey City NJ 07399	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
Tele #: (201) 413-2000	International Tele #:

SIMPLEX TRADING, LLC

	Approval Date: 2/6/2017
230 So. LaSalle St., Ste. 4-100	**PEARL Membership Activities:**
Chicago IL 60604	MARKET MAKER/EEM: ORDER FLOW
Tele #: (312) 360-2440	International Tele #:

TWO SIGMA SECURITIES, LLC

	Approval Date: 9/12/2017
101 Avenue of the Americas - 19th Fl.	**PEARL Membership Activities:**
New York NY 10013	MARKET MAKER/EEM: ORDER FLOW
Tele #: (212) 625-5700	International Tele #:

UBS SECURITIES LLC

	Approval Date: 2/6/2017
1285 Avenue of the Americas	**PEARL Membership Activities:**
New York NY 10019	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
Tele #: (203) 719-3000	International Tele #:

VIRTU FINANCIAL BD LLC

	Approval Date: 7/2/2018
307 Camp Craft Road	**PEARL Membership Activities:**
Austin TX 78746	MARKET MAKER
Tele #: (800) 544-7508	International Tele #:

VOLANT EXECUTION, LLC

	Approval Date: 2/6/2017
233 S. Wacker Drive, Ste. 4040	**PEARL Membership Activities:**
Chicago IL 60606	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
Tele #: (312) 692-5000	International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601

New York   NY   10281

Tele #: (646) 484-3000

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900

ATTN: Business Conduct

Los Angeles   CA   90017

Tele #: (213) 688-8090

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte   NC   28202

Tele #: (704) 715-6133

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 2/6/2017

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-3490

Approval Date: 2/6/2017

PEARL Membership Activities:
MARKET MAKER

International Tele #:

Total Firms 40